FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Lenzmeier, Allen U. (Last) (First) (Middle) 7601 Penn Avenue (Street) Richfield, MN 55423 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Best Buy Co., Inc. BBY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 2/11/2003 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director X Officer (give title below)	10% Owner Other (specify below)
President & Chief Operating Officer
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	2/11/03		G	2,538	D		1,238,989	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$2.13							4/17/07	Common Stock	150,000		150,000	D
Stock Option (Right to Buy)	$11.46							4/23/08	Common Stock	225,000		225,000	D
Stock Option (Right to Buy)	$34.79						(1)	4/15/09	Common Stock	56,250		56,250	D
Stock Option (Right to Buy)	$46.75						(1)	4/13/10	Common Stock	206,250		206,250	D
Stock Option (Right to Buy)	$37.06						(1)	4/26/11	Common Stock	112,500		112,500	D
Stock Option (Right to Buy)	$37.06							4/26/11	Common Stock	7,500		7,500	D
Stock Option (Right to Buy)	$51.27						(1)	4/10/12	Common Stock	150,000		150,000	D
Stock Option (Right to Buy)	$51.27							4/10/12	Common Stock	7,500		7,500	D
Stock Option (Right to Buy)	$28.67						(1)	1/15/13	Common Stock	50,000		50,000	D

Explanation of Responses: (1) Options vest in four equal installments beginning one year from the original date of grant.

/s/ Nancy J. Wigchers ** Signature of Reporting Person Nancy J. Wigchers Attorney-in-fact for, Allen U. Lenzmeier 7601 Penn Avenue Richfield, MN 55423	4/4/03 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Allen U. Lenzmeier, hereby constitute and appoint Joseph M. Joyce, Nancy J. Wigchers, Mark Geldernick, and Joseph W. Wirth and each of them, my true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution for me and in my name, place and stead, to sign any reports on Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Changes in Beneficial Ownership) relating to transactions by me in Common Stock or other securities of Best Buy Co., Inc., and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the New York Stock Exchange, Inc., granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to my above-named attorneys-in-fact and agents.

Dated: August 26, 2002	/s/ Allen U. Lenzmeier
Allen U. Lenzmeier